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                                                                 [LOGO]
                                                                 [THE HARTFORD]

April 25, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Filing Room

Re:  Hart Life Insurance Company Separate Account One
     Hart Life Insurance Company
     File Nos. 333-65507 and 811-09045 ("Registration Statement")
     Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Hart Life Insurance Company ("Hart Life") and Hart Life Insurance Company Separate Account One (the "Registrant") hereby request the withdrawal of their Registration Statement on Form N-4 for the Individual Flexible Premium Variable Annuity Contracts (the "Contracts"), initially filed with the Securities and Exchange Commission on October 9, 1998 and any and all amendments and definitive filings associated with it.

Hart Life and the Registrant are requesting withdrawal of the Registration Statement for the Contracts because Hart Life has determined not to sell the Contracts. Therefore, Hart Life and the Registrant hereby request that an order be issued granting their request for withdrawal of the Registration Statement for the Contracts as soon as is practicable. We have also filed a request on Form N-8F to deregister Hart Life Insurance Company Separate Account One. No Contracts were sold in connection with the Registration Statement.

If you have any questions concerning this filing, please do not hesitate to contact me at (860) 843-5445.

Very truly yours,

/s/ Christopher M. Grinnell
Christopher M. Grinnell
Assistant Vice President
Hart Life Insurance Company